December 22, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Nixplay Inc.
Amendment No. 2 Offering Statement on Form 1-A Filed December 6, 2022
File No. 024-12011

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated December 20, 2022 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement of Nixplay, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A filed December 6, 2022

Risk Factors

Risks Related to our Operations in Hong Kong

There may be difficulties in effecting service of legal process... page 12

1.	Your representation here that none of the Company's officers or directors are based in Hong Kong conflicts with the statement on page 14 that your CFO is currently based in Hong Kong. Please revise to clarify.

In response to the Staff’s comment, the Company has revised the risk factor on page 12 of the Offering Circular to clarify that none of the Company’s executive officers or directors are currently based in Hong Kong. The Company notes to the Staff that it does not consider its CFO to be an executive officer of the Company as such term is defined in the instructions to Item 10(a) of Form 1-A.

Risks Related to the Securities in this Offering

There is a possibility that our Company may lose eligibility..., page 14

2.	Please describe with specificity all material consequences to you and to your investors that could result from the company losing eligibility to rely on the Regulation A exemption to conduct this offering. Additionally, include this risk factor as one of the "Selected Risks Associated with Our Business" section of your circular summary.

The Company has revised the risk factor on page 14 of the Offering Circular to further specify the material consequences to the Company and its investors that could result from the Company losing eligibility to rely on the Regulation A exemption to conduct this offering.

The Company has also added this risk factor under "Selected Risks Associated with Our Business" in the Summary section of the Offering Circular.

Thank you again for the opportunity to respond to your questions to the offering statement of Nixplay, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Mark Palfreeman

Chief Executive Officer of Nixplay, Inc.